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09056477

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENWICH TECHNOLOGY ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 EAST PUTNAM AVE
(No. and Street)

OLD GREENWICH	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL MEJEAN (230) 698-4127
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA LLP
(Name – *if individual, state last, first, middle name*)

90 GROVE STREET	RIDGEFIELD	CT	06877
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, PAUL MEJEAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWICH TECHNOLOGY ADVISORS LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugenia G. Psichopaidas
Notary Public
State of Connecticut
My Commission Expires
July 31, 2009

Eugenia G. Psichopaidas
Notary Public

Signature

MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWICH TECHNOLOGY ADVISORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008

Reynolds & Rowella LLP

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Members
Greenwich Technology Advisors, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Greenwich Technology Advisors, LLC (a Delaware limited liability company) as of December 31, 2008, and the related statements of operations, changes in members' capital, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Technology Advisors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 13, 2009

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

EXHIBIT A

GREENWICH TECHNOLOGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 1,388,251
Property and equipment, net	9,892
Other assets	67,652
TOTAL ASSETS	$ 1,465,795

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses	$ 181,481
Deferred rent	59,988
TOTAL LIABILITIES	241,469
MEMBERS' CAPITAL	1,224,326
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,465,795

See notes to financial statements.

EXHIBIT B

GREENWICH TECHNOLOGY ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2008

REVENUES	
Fee income	$ 3,229,386
Interest and dividends	17,985
TOTAL REVENUES	3,247,371
OPERATING EXPENSES	
Employee compensation and payroll taxes	697,275
Office expense	33,274
Professional fees	40,295
Research	2,865
Licenses and registrations	3,927
Travel and entertainment	119,572
Insurance	122,831
Dues and subscriptions	39,441
Depreciation	10,911
Rent	147,453
Auto	33,600
Telephone	27,962
TOTAL OPERATING EXPENSES	1,279,406
NET INCOME	$ 1,967,965

See notes to financial statements.

EXHIBIT C

GREENWICH TECHNOLOGY ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDING DECEMBER 31, 2008

BEGINNING CAPITAL	$	27,278
Members' distributions		(770,917)
Net income		1,967,965
ENDING CAPITAL	$	1,224,326

See notes to financial statements.

EXHIBIT D

GREENWICH TECHNOLOGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,967,965
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,911
Changes in assets and liabilities	
Increase in:	
Other assets	(28,649)
Decrease in:	
Deferred rent	(7,347)
Accrued expenses	(199,811)
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,743,069
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of fixed assets	(8,712)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(8,712)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' distributions	(770,917)
NET CASH FLOWS USED IN FINANCING ACTIVITIES	(770,917)
NET INCREASE IN CASH	963,440
CASH AT BEGINNING OF PERIOD	424,811
CASH AT END OF PERIOD	$ 1,388,251

See notes to financial statements.

GREENWICH TECHNOLOGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Greenwich Technology Advisors, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The Company acts as an intermediary between potential buyers and sellers of companies that would like to be acquired.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 5 years.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the members. Therefore, the Company does not record a provision for income taxes as the members report the Company's income or loss on their income tax returns.

Revenue Recognition

The Company records revenues from investment banking transactions as of the closing date.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

GREENWICH TECHNOLOGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

NOTE 2 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2008:

Furniture and fixtures	$ 7,385
Computers and other equipment	55,882
	63,267
Accumulated depreciation	(53,375)
Property and equipment, net	$ 9,892

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is committed on an operating lease for office space through November, 2011. The minimum annual lease payments are:

Year Ended	
2009	$163,200
2010	169,200
2011	155,100
	$487,500

Rent expense charged to operations for the year ended December 31, 2008 was approximately $147,453.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $1,267,183, which exceeded the minimum requirement of $5,000 by $1,262,183.

GREENWICH TECHNOLOGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 5 – 401(k) RETIREMENT PLAN

Under a 401(k) retirement plan adopted effective January 1, 2004, eligible employees may elect to defer up to one hundred percent of their salary, subject to Internal Revenue Code limits. The Company may make a matching discretionary amount equal to a percentage of the participant's deferrals which vest over a six-year period. The Company made a contribution of $19,562 for 2008.

NOTE 6 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers.

NOTE 7 - SUBSEQUENT EVENT

Subsequent to year end the members withdrew a total of $300,000.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

GREENWICH TECHNOLOGY ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 1,224,326
Discretionary bonuses	144,500
Adjusted ownership equity qualified for net capital	1,368,826
Deductions and/or charges for non-allowable assets:	
Furniture, equipment and leasehold improvements	9,892
Other assets	67,652
	77,544
NET CAPITAL BEFORE HAIRCUTS ON MONEY MARKET FUNDS	1,291,282
Haircuts on money funds	
Money market fund	24,099
NET CAPITAL	1,267,183
Minimum net capital required ($5,000 or 6-2/3% of aggregate indebtedness)	5,000
EXCESS NET CAPITAL	$ 1,262,183

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2008.

See auditor's report

SCHEDULE 2

GREENWICH TECHNOLOGY ADVISORS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accrued expenses	$ 36,981
Total aggregate indebtedness	$ 36,981
Excess net capital at 1,000 percent	$ 1,263,485
Ratio: Aggregate indebtedness to net capital	0.03 to 1

See auditor's report

GREENWICH TECHNOLOGY ADVISORS, LLC

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL
DECEMBER 31, 2008

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members
Greenwich Technology Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Greenwich Technology Advisors, LLC(the "Company"), for the year ended December 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies or material. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliable in accordance with generally accepted accounting principles such that there is a more that a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 13, 2009